Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

April 28, 2009
FILED VIA EDGAR
Ms. S. Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Registration Statement on Form N-14 for Waddell & Reed Advisors Funds
-Waddell & Reed Advisors Continental Income Fund
-Class A, Class B, Class C and Class Y
-1933 Act File No. 333-158090
-1940 Act File No. 811-09435
Dear Ms. Stout:

         This letter responds to your comments, provided in your telephone conversation with Franklin Na of K&L Gates LLP on March 7, 2009, regarding the registration statement on Form N-14 ("N-14") related to the reorganization of Waddell & Reed Advisors Retirement Shares ("Acquired Fund") into Waddell & Reed Advisors Continental Income Fund ("Acquiring Fund" and, together with the Acquired Fund, the "Funds") ("Reorganization"). Each Fund is a series of Waddell & Reed Advisors Funds, a Delaware statutory trust. The N-14 was filed with the Securities and Exchange Commission on March 18, 2009.

         Comment 1:     Please explain why the expenses shown in the fee tables in the prospectus/information statement ("Prospectus") do not match the numbers shown in the financial highlights in Appendix B to the Prospectus.

         Response:       The expenses shown in the fee tables in the Prospectus represent expenses for the calendar year ended December 31, 2008 and the numbers shown in the financial highlights in Appendix B to the Prospectus are annualized expenses based upon the six-month period ended December 31, 2008.

Comment 2: Please explain why the fee tables for the Acquiring Fund and the Acquired Fund in the Prospectus include a reference to footnote 1 for "Management Fees."

         Response:     As explained in the Prospectus, the Acquired Fund has in place until September 30, 2016, a management fee waiver of five basis points on net assets under $1 billion. This fee waiver is not contractual and the fee table for the Acquired Fund will be modified to show the contractual fee in the table with a footnote explaining the waiver. There is no fee waiver in effect for the Acquiring Fund and the footnote will be removed from the fee table. There will be a voluntary two basis point management fee waiver that will apply to the Acquiring Fund after the reorganization and the pro forma fee table for the Acquiring Fund will be modified to show the contractual fee in the table with a footnote explaining the waiver.

         Comment 3:    Please confirm whether the management fee waiver disclosed for the Funds is or will be contractual. If it is contractual, please modify the fee tables by showing the management fees before the effect of the waiver and either (a) add a line shown the amount of the management fee waiver and a line showing net expenses or (b) add a footnote to the fee table consistent with the instructions in Form N-1A. If it is not contractual, please do not show the effect of the management fee waiver in the fee table; however, a footnote to the fee table may be added consistent with the instructions in Form N-1A.

         Response:    The current management fee waiver for the Acquired Fund is voluntarily and the two basis point management fee waiver that will apply to the Acquiring Fund after the reorganization will also be voluntary. The Prospectus will be modified to show the contractual management fee in the fee table with a note explaining the fee waiver.

         Comment 4:    Please confirm that the numbers in the expense examples are accurate. For example, it appears that the expense examples for the one-year period for Class B shares are calculated with a 4% contingent deferred sales charge. However, disclosure in the Prospectus indicates that Class B shares would be charged a 5% contingent deferred sales charge on redemptions made within the first year of purchase.

         Response:    The expense examples are accurate. The Class B share computation is consistent with the disclosure in the Waddell & Reed Advisors Equity Funds Prospectus which describes the application of the CDSC and states:

In order to determine the applicable CDSC, if any, all purchases are totaled and considered to have been on the first day of the month in which the purchase was made. For example, if a shareholder opens an account on November 20, 2008, and then redeems all Class B shares on November 18, 2009, the shareholder will pay a CDSC of 4.00%, the rate applicable to redemptions made within the second year of purchase.

Comment 5: Please add a footnote to the fee table and expense example regarding who is paying the expenses of the Reorganization.
Response: The Prospectus will be modified to add this footnote.

         Comment 6:    Please confirm that the numbers in the capitalization tables in the Prospectus are accurate. These numbers should match the pro forma financial statements included in the statement of additional information ("SAI"); however, there appear to be discrepancies between the capitalization tables and the pro forma financial statements.

Response: Modifications will be made to the capitalization tables and pro forma financial statements in the Prospectus.
Comment 7: In the headings of tables in both the Prospectus and SAI, please use the names of the Funds rather than the defined terms, Acquired Fund and Acquiring Fund.
Response: The headings will be changed.
Comment 8: Please add the disclosure required by Regulation S-X, Rule 11-02(b)(2) in the introductory paragraph to the pro forma financial statements.
Response: The disclosure will be added.

         Comment 9:   In the pro forma statement of assets and liabilities, for Class A shares, please add lines showing the maximum offering price and sales price pursuant to the instructions in paragraph 5.29 of the AICPA Audit and Accounting Guide for Investment Companies.

Response: The maximum offering price and sales price information will be added.
Comment 10: In the pro forma statement of assets and liabilities, for each class of shares, please disclose the number of authorized shares as required by Regulation S-X, Rule 6-04.
Response: The number of authorized shares will be added.

         Comment 11:   In the pro forma schedule of investments, please add, if true, a note stating that all the securities held by Acquired Fund comply with the investment policies and restrictions of the Acquiring Fund. If this is not true, please show adjustments in the pro forma schedule of investments for securities that will need to be sold by the Acquired Fund in connection with the Reorganization.

Response: All the securities held by the Acquired Fund comply with the investment policies of the Acquiring Fund and a note stating this fact will be added to the schedule of investments.
Comment 12: In the pro forma statement of operations, please add a note regarding the one-time fee of $66,000 expected to be incurred due to the Reorganization.
Response: This note will be added.

         Comment 13:   In the notes to the pro forma financial statements, please add disclosure to the notes so that it contains all the information identified in the Investment Company Institute's White Paper on Fund Mergers dated March 2004 that should be included in notes to pro forma financial statements. In particular, the notes to the pro forma financial statements should disclose the basis of the consolidation, capital share information and tax information with respect to the Reorganization.

Response: All the information identified in the Investment Company Institute's White Paper will be included in the notes to the pro forma financial statements.
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If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,
Mara D. Herrington
Vice President and Secretary